FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE CLOSING OF THE FINANCING FOR
THE NUEVO NECAXA – TIHUATLAN HIGHWAY PROJECT

Mexico City, June 4, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that its subsidiary Autovía Necaxa – Tihuatlán, S.A. de C.V. (AUNETI), has signed the long term financing for the construction of the Nuevo Nexaca-Avila Camacho segment of the Nuevo Necaxa – Tihuatlán highway, in the amount of Ps. 6,061 million.

The project financing, which is non-recourse to the shareholders of AUNETI, was structured by Banco Santander, with the participation of Dexia and HSBC. The proceeds will be used principally to finance the construction of the 36.6km segment between Nuevo Necaxa and Avila Camacho, which is part of the concession for the 84.7km Nuevo Necaxa – Tihuatlán highway that was awarded last year to the consortium made up by ICA and Globalvía Infraestructura (Globalvía). The segment between Avila Camacho and Tihuatlán is already built. The 30-year concession includes the exploitation, conservation, operation, and maintenance of both segments of the highway, which will be key for linking Mexico City and the port of Tuxpan in Veracruz state.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

FCC Construcción, SA is a subsidiary of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC). FCC was created by the merger, in March 1992, of two prestigious companies: CONSTRUCCIONES Y CONTRATAS, S.A., founded in Madrid in 1944, and FOMENTO DE OBRAS Y CONSTRUCCIONES, S.A., created in Barcelona in the year 1900 and listed on the stock market since December 1900. FCC's shares are currently included in the Ibex-35 index, which comprises the 35 most important companies on the Spanish Stock Market. See www.fcc.es. Global Vía de Infraestructuras, S.A. is a 50:50 joint venture of FCC and Caja Madrid for investing in international concessions and highways.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer